Deutsche Strategic Municipal Income Trust (the
"Fund")

Item 77I: Terms of new or amended securities

During the reporting period, the Fund issued a new series of 2,800 Floating Rate Municipal Term
Preferred Shares with an aggregate liquidation preference of $70,000,000 ("Series 2018 MTPS") in a private offering. The Fund used a portion of the proceeds from the sale of the Series 2018 MTPS to fund the redemption on June 1, 2015 of all of its outstanding Floating Rate Municipal Term
Preferred Shares, Series 2015. The Fund used the remaining portion of its series 2018 MTPS offering proceeds to fund the redemption of all its outstanding Auction Rate Preferred Shares
("ARPS"), Series T.

The Series 2018 MTPS are floating rate preferred shares with a mandatory term redemption date of June 1, 2018, unless extended, and dividends that are set weekly to a spread to the Securities Industry and Financial Markets Association (SIFMA)
Municipal Swap Index. The Series 2018 MTPS is senior in priority to its outstanding common shares as to payments of dividends and distributions upon liquidation.

The Fund's Statement Establishing and Fixing the
Rights and Preferences of Floating Rate Municipal
Term Preferred Shares and Appendix B (the
"Statement of Preference") contains a description of the Fund's Series 2018 MTPS. A copy of Appendix
B to the Statement of Preference is attached under Sub-Item 77Q1(a).